UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 11, 2015

Independence Realty Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	001-36041	26-4567130
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania	19104
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code): (215) 243-9000

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On May 11, 2015, Independence Realty Trust, Inc. (“IRT”) issued a press release announcing that it has entered into a definitive merger agreement (the “Merger Agreement”) with Trade Street Residential, Inc. (“TSRE”), a Maryland corporation, pursuant to which, among other things, TSRE will merge with and into IRT (the “Merger”) creating a leading, regional market focused, multifamily real estate investment trust (“REIT”). A copy of the press release is attached as Exhibit 99.1 hereto.

IRT also prepared a slide presentation for investors regarding the Merger. A copy of the slide presentation is attached as Exhibit 99.2 hereto.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which IRT and TSRE operate and beliefs of and assumptions made by IRT management and TSRE management, involve uncertainties that could significantly affect the financial results of IRT or TSRE or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although IRT believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, IRT can give no assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (ii) the inability to complete the Merger or failure to satisfy other conditions to completion of the Merger, (iii) the inability to complete the Merger within the expected time period or at all, including due to the failure to obtain the approval of TSRE’s stockholders or IRT’s stockholders, or the failure to satisfy other conditions to completion of the Merger, (iv) risks related to disruption of management’s attention from the ongoing business operations due to the proposed Merger, (v) the effect of the announcement of the proposed merger on IRT’s or TSRE’s relationships with their respective customers, tenants, lenders, operating results and businesses generally, (vi) changes in financial markets and interest rates, or to the business or financial condition of either company or business, (vii) availability of financing and capital, (viii) risks associated with acquisitions, including the integration of the combined companies’ businesses, (ix) maintenance of REIT Status, (x) the performance of TSRE’s portfolio and IRT’s portfolio, and (xi) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by IRT and TSRE from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither IRT nor TSRE undertakes any duty to update any forward-looking statements contained herein, except as may be required by law.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between IRT and TSRE. In connection with this proposed business combination, IRT and/or TSRE may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document IRT and/or TSRE may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF IRT AND TRADE STREET ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of TSRE and/or IRT, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by IRT and/or TSRE through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IRT will be available free of charge on IRT’s internet website at http://www.irtreit.com or by contacting IRT’s Investor Relations Department by email at aviroslav@irtreit.com or by phone at +1-215-243-9000. Copies of the documents filed with the SEC by TSRE will be available free of charge on TSRE’s internet website at http://www.tradestreetresidential.com or by contacting TSRE’s Investor Relations Department by email at ir@trade-street.com or by phone at +1-786-248-6099.

Participants in Solicitation

IRT, TSRE, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of IRT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 16, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015. Information about the directors and executive officers of TSRE is set forth in its Annual Report on Form 10-K/A for the year ended December 31, 2014, which was filed with the SEC on March 25, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

99.1	Press Release of Independence Realty Trust, Inc., dated May 11, 2015.

99.2	Presentation of Independence Realty Trust, Inc., dated May 11, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Independence Realty Trust, Inc.

May 11, 2015	By:	/s/ James J. Sebra
		Name:	James J. Sebra
		Title:	Chief Financial Officer and Treasurer

Exhibit Index

Exhibit No.	Description

99.1	Press Release of Independence Realty Trust, Inc., dated May 11, 2015.

99.2	Presentation of Independence Realty Trust, Inc., dated May 11, 2015.